[redacted]

06009473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51067

JUL 28 2006

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Preferred ~~Holding Corporation~~ Financial Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 West Henrietta Road
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliot B. Mibaum (585) 427-2420
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schacht & Oliver, LLP
(Name — *if individual, state last, first, middle name*)

3445 Winton Place #113 (Address) Rochester (City) New York (State) 14623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

February 15, 2006

OATH OF AFFIRMATION

I, Elliott R. Mibaum, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Preferred Holding Corporation as of December 31, 2005 and 2004, are true and correct. I further affirm that neither the Corporation nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Sworn to before me this
30 day of ~~February~~ March 2006

Notary Public

SARAH SLESAK
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MONROE COUNTY
MY COMM. EXP. 8/8/09

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITOR'S REPORT

ACCRUAL BASIS

Mr. Elliot R. Mibaum
Preferred Holding Corporation
Rochester, New York

We have audited the accompanying balance statements of financial condition of Preferred Holding Corporation as of December 31, 2005 and 2004, and the related statements of operations shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Holding Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schacht & Oliver LLP
SCHACHT & OLIVER, LLP

February 15, 2006

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

BALANCE SHEET

ASSETS

	December 31 2005	December 31 2004
Current Assets		
Cash	$ 15,842	$ 7,117
Loan Receivable	0	100
Accounts Receivable	38,800	25,515
Total Current Assets	$ 54,642	$32,732
Property and Equipment, net of accumulated depreciation of $13,174	$ 28,493	$ 0
Other Assets		
Investment - Brent Capital	$107,324	$64,344
TOTAL ASSETS	$190,459	$97,076

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current Liabilities		
Payroll Taxes Payable	$ 1,800	$ 950
Accounts Payable	9,920	19,899
Total Current Liabilities	$ 11,720	$20,849
Stockholder's Equity		
Common Stock - No Par Value; 200 Shares Authorized; 100 Shares issued and outstanding	3,375	3,375
Retained Earnings	175,364	72,852
Total Stockholder's Equity	$178,739	$76,227
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	$190,459	$97,076

The accompanying notes are an integral part of the financial statements.

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

STATEMENT OF OPERATIONS

	Year Ended December 31 2005	2004
Revenue - Commissions	$1,233,030	$1,034,651
Operating Expenses		
Commissions - Others	802,937	719,265
Rent - Stockholder	55,383	52,545
Other	146,150	98,064
Total Operating Expenses	$1,004,470	$ 869,874
NET INCOME	$ 228,560	$ 164,777

The accompanying notes are an integral part of the financial statements.

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

STATEMENT OF SHAREHOLDER'S EQUITY

	Common Stock	Retained Earnings	Shareholder's Equity
Balance - January 1, 2004	$3,375	$ 26,025	$ 29,400
Net Income	0	164,777	164,777
Distributions to Shareholders	0	(117,950)	(117,950)
Balance - December 31, 2004	$3,375	$ 72,852	$ 76,227
Net Income	0	228,560	228,560
Distributions to Shareholders	0	(126,048)	(126,048)
BALANCE - DECEMBER 31, 2005	$3,375	$175,364	$178,739

The accompanying notes are an integral part of the financial statements.

ELLIOT R. MIBAUM
PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

STATEMENT OF CASH FLOWS

	Year Ended December 31 2005	2004
Cash Flows from Operating Activities		
Net Income for the Year	$228,560	$164,777
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	4,213	1,788
Loan Receivable - Blanche Gould	100	(100)
Accounts Receivable	(13,285)	(25,515)
Payroll Taxes	850	412
Accounts Payable	(9,979)	19,899
Net Cash Provided by Operating Activities	$210,459	$161,261
Cash Provided by Investing Activities		
Building Improvements Made	(27,239)	0
Equipment Purchases	(3,810)	(1,788)
Signage Bought	(1,648)	0
Net Cash Provided by Investing Activities	($ 32,697)	($ 1,788)
Cash Flows from Financing Activities		
Purchase of Brent Capital Stock	(42,980)	(37,025)
Withdrawal of Funds by Shareholders	(126,057)	(117,950)
Net Cash (Used) from Financing Activities	($169,037)	($154,975)
Net Increase in Cash	$ 8,725	$ 4,498
Cash Balance - January 1	7,117	2,619
CASH BALANCE - DECEMBER 31	$ 15,842	$ 7,117

The accompanying notes are an integral part of the financial statements.

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

Note A - The Company and Summary of Significant Accounting Policies

The Corporation

The Corporation was incorporated in the State of New York on November 29, 2000 and began business January 1, 2002 as a broker-dealer in securities. The Corporation does not hold securities on behalf of its customers and functions only as a commission broker.

Income Taxes

The Corporation has elected to be taxed as an "S" Corporation under Section 1362 of the Internal Revenue Code and under Chapter 103 of the New York State Tax Code. As an "S" Corporation the taxable income of the Corporation is generally passed through to the shareholder and taxed on an individual basis.

Property and Equipment

Property and equipment consists of the following as of December 31:

	2005	2004
Building Improvements	$27,249	$ 0
Signs	1,648	0
Office Equipment	12,771	8,960
	$41,668	$8,960
Less: Accumulated Depreciation	13,175	8,960
	$28,493	$ 0

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Net Capital Requirements

The Corporation is subject to the Uniform Net Capital Rule 15C3-1 of the Securities and Exchange Commission which requires net capital, as defined, shall be the greater of $5,000 or 6 2/3% of an aggregate indebtedness, as defined. The net capital as of December 31, 2005 was $114,009. The required capital at December 31, 2005 was $5,000.

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

ACCRUAL BASIS

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

Note C - Investment - Brent Capital

On February 1, 2003 the Corporation purchased 100% of Brent Capital Corporation, another commission broker. The purchase price is 50% of the overrides of the Brent's broker dealers' commission for 5 years, payable monthly. There is no interest added.

Note D - Related Activities

The Corporation rents its premises from a related corporation but has no lease or fixed rental amounts.

PREFERRED HOLDING CORPORATION

SUPPLEMENTARY INFORMATION

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Mr. Elliott R. Mibaum
Preferred Holding Corporation

We have audited the accompanying financial statements of Preferred Holding Corporation as of December 31, 2005 and 2004 and have issued our report thereon dated February 15, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 7 through 12 is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schacht & Oliver, LLP
SCHACHT & OLIVER, LLP

Rochester, New York
February 15, 2006

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

SUPPLEMENTARY INFORMATION

	Year Ended December 31 2005	2004
Schedule of Operating Expenses		
Advertising expense	$ 23,460	$ 2,224
Automobile expense	2,147	2,170
Clerical fees	418	519
Consultation fees	2,500	0
Contributions	927	700
Depreciation expense	4,213	1,788
Dues, licenses and subscriptions	920	301
Equipment rental	4,888	0
Gifts	500	0
Insurance	19,507	11,862
Interest and bank charges	1,563	2,854
Landscaping and snow removal	3,295	0
Miscellaneous	604	200
New York State franchise tax	100	100
Office expense and supplies	4,579	7,944
Payroll	26,710	28,720
Payroll taxes	7,557	2,950
Postage and delivery	4,239	3,275
Profession fees	2,728	5,718
Regulatory fees	7,054	7,267
Repairs and maintenance	5,845	5,168
Telephone	7,264	4,620
Travel and entertainment	4,326	0
Utilities	10,806	9,694
TOTAL OPERATING EXPENSES	$146,150	$98,074

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

SUPPLEMENTARY INFORMATION cont'd

	Year Ended December 31 2005	2004
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		
Total Corporation's Capital per Accompanying Statement of Financial Condition	$178,739	$76,227
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(1) Minimum net capital at 6 2/3% or aggregate indebtedness	$ 0	$ 0
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 5,000	$ 5,000
Excess net capital (net capital less net capital requirement)	$ 20,381	$71,227
Excess net capital at 1.000% (net capital less 10% of aggregate indebtedness)	$ 20,381	$71,227
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per accompanying statement of financial condition	$ 11,720	$20,849

PREFERRED HOLDING CORPORATION
ROCHESTER, NEW YORK

ACCRUAL BASIS

SUPPLEMENTARY INFORMATION cont'd

	Year Ended December 31	
	2005	2004
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)		
Net capital as reported by the Corporation on Form X-17A-5, Part IIA Focus Report	$ 20,381	$15,835
Net Capital As Reported In Supplementary Schedule Submitted With Audited Financial Statements	$175,364	$76,227

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based upon rule Section (K)(1) - Limited business (mutual funds and/or variable annuities only)

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Mr. Elliott R. Mibaum
Preferred Holding Corporation

In planning and performing our audit of the financial statements of Preferred Holding Corporation for the year ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schacht & Oliver LLP

SCHACHT & OLIVER, LLP

Rochester, New York
February 15, 2006

SCHACHT & OLIVER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
3445 Winton Place • Suite 113
Rochester, New York 14623
(585) 427-0500 • Fax (585) 427-0218

Preferred Holding Corporation
December 31, 2005

Computation of Net Capital	
Total Ownership Equity	$178,739
Less: Nonallowable Assets	
Acquisition of Brent Capital Stock	(107,324)
Commissions Receivable	(22,612)
Fixtures & Equipment	(28,493)
Net Capital	$ 20,310

There are no material differences between the December 31, 2005 audit and the fourth quarter 2005 Focus Report.

Letty Gail Schacht

Letty Gail Schacht CPA